MARTIN MIDSTREAM PARTNERS L.P.
4200 Stone Road
Kilgore, Texas 75662
October 22, 2009
Gary Newberry
United States Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
RE:	Martin Midstream Partners L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 4, 2009
Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009 Filed May 6, 2009 and August 5, 2009
File No. 0-50056
          This letter sets forth the response of Martin Midstream Partners L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) in its comment letter dated September 24, 2009 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
Form 10-K for the Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis, page 46
1.	MD&A requires not only a “discussion” but also an “analysis” of known material trends, events, demands, commitments and uncertainties. Consider revising to include an “Overview” section describing the most important matters on which you are focusing in evaluating your financial condition and operating performance. To enhance an investor’s understanding of your business, you should provide insight regarding material opportunities, challenges and risks on which you are focused in both the short and long term, as well as the steps you are taking to address them. For example, with respect to changes from period to period, you state that many of the changes were “primarily a result of recent acquisitions and capital projects.” What types of acquisitions and capital projects are you engaged in, and how do these fit into your short term and long term objectives? Were there other factors contributing to the changes? In revising your discussion in this section, please refer to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. See SEC Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm and Release No. 33-6835, http://www.sec.gov/rules/interp/33-6835.htm.

The Partnership acknowledges the Staff’s comment and will in future filings revise its disclosure accordingly.
2.	You sometimes refer to two or more sources as components that contributed to a material change. For example, on page 57, Terminalling and Storage Segment — Operating Expenses, you state that an increase in operating expenses was due to recent acquisitions and capital projects, increased operating activities, and increased costs in those operating activities. Ensure you quantify the amount of the change that was contributed by each of these factors. See Section III.D of SEC Release 33-6835.

The Partnership acknowledges the Staff’s comment and will in future filings revise its disclosure accordingly. For example, the discussion referenced above will be changed to quantify the amount of the respective changes as shown below:

Operating expenses. Operating expenses increased $4.0 million, or 32%, for the year ended December 31, 2007, compared to the year ended December 31, 2006. These increased operating expenses resulted from $1.7 million due to recent acquisitions, $0.3 million from capital projects placed into service during the end of 2006 and throughout 2007 and $2.0 million from costs associated with increased operating activities at our terminals.
Critical Accounting Policies, page 47
3.	The disclosure of critical accounting estimates should supplement the description of your accounting policies presented in your financial statements footnotes. Provide an analysis of those uncertainties involved in applying your accounting policies, why such estimates or assumptions bear the risk of change or whether such estimates or assumptions are reasonably likely to change in the future. Refer to Financial Reporting Codification 501.14.

The Partnership acknowledges the Staff’s comments and will in future filings include the following additional narratives relevant to the reporting period:

Goodwill

Significant changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could give rise to future impairment. Changes to these estimates and assumptions can include, but may not be limited to, varying commodity prices, volume changes and operating costs due to market conditions and/or alternative providers of services.

Environmental Liabilities and Litigation

Because the outcomes of both contingent liabilities and litigation are difficult to predict, when accounting for these situations, significant management judgment is required. Amounts paid for contingent liabilities and litigation have not had a materially adverse effect on our operations or financial condition and we do not anticipate that they will in the future.

Allowance for Doubtful Accounts

The Company’s management closely monitors potentially uncollectible accounts. Estimates of uncollectible amounts are revised each period, and changes are recorded in the period they become known. If there is a deterioration of a major customer’s creditworthiness or actual defaults are higher than the historical experience, management’s estimates of the recoverability of amounts due to the Company could potentially be adversely affected. These charges have not had a materially adverse effect on our operations or financial condition.

Asset Retirement Obligation

Estimates of future asset retirement obligations include significant management judgment and are based on projected future retirement costs. Such costs could differ significantly when they are incurred. Revisions to estimated asset retirement obligations can result from changes in retirement cost estimates due to surface repair, and labor and material costs, revisions to estimated inflation rates and changes in the estimated timing of abandonment. For example, the Company does not have access to natural gas reserves information related to our gathering systems to estimate when abandonment will occur.
Liquidity and Capital Resources, page 61
4.	We note your statement that you believe your cash generated from operations and your borrowing capacity under your credit facility will be sufficient to meet your liquidity needs in 2009. Within this section, please discuss the basis for this statement. Also, given that the bulk of your contractual cash obligations are due within 1 - 3 years from the end of 2008, please expand your discussion to cover liquidity on both a short-term and long-term basis.

The Partnership intends to re-finance its existing credit facility in the fourth quarter of 2009 to meet its current cash obligations for ongoing working capital needs and general partnership purposes, and to finance future permitted investments, acquisitions and capital expenditures. The Partnership is currently in negotiations with the parties to its existing credit facility to accomplish such re-financing. Disclosure in the Partnership’s future filings will reflect the terms of any such re-financed credit facility and the Partnership will expand its discussions on liquidity accordingly to reflect the Staff’s comments above.
Quantitative and Qualitative Disclosures about Market Risk, page 66
5.	For your commodity price risk exposure, provide the following information under Regulation S-K Item 305(a)(1)(i)(A)(1) and instructions to paragraph 305(a):
•	The fair value of the instruments, and

•	Contract terms sufficient to determine future cash flows from these instruments.
In this regard, we note that amounts in the table should be the annual amount by year, rather than the monthly amount. Further, provide the meaning and relationship of the dollar amount disclosed to the annual quantities disclosed, and whether this dollar amount is the weighted average fixed pay or receive amount.
The Partnership acknowledges the Staff’s comments and will in future filings revise the table to include fair value and contract terms in the manner below:
The relevant payment indices for our various commodity contracts are as follows:
•	Natural gas contracts — monthly posting for Columbia Gulf Transmission Co., Mainline as posted in Platts Inside FERC’s Gas Market Report;

•	Crude oil contracts — WTI NYMEX average for the month of the daily closing prices; and

•	Natural gasoline contracts — Mt. Belvieu Non-TET average monthly postings as reported by the Oil Price Information Service (OPIS).
Hedging Arrangements in Place
As of December 31, 2008

			Commodity	Commodity	Fair Value	Fair Value
			Price	Price	Asset	Liability
Period	Underlying	Notional Volume	We Receive	We Pay	(In Thousands)	(In Thousands)

January 2009-December 2009	Natural Gas	360,000 (MMBtu)	Index	$9.025/Mmbtu	$1,033	$—
January 2009-December 2009	Crude Oil	36,000 (BBL)	Index	$69.08/bbl	565	—
January 2009-December 2009	Crude Oil	36,000 (BBL)	Index	$70.90/bbl	628	—
January 2009-December 2009	Crude Oil	12,000 (BBL)	Index	$70.45/bbl	204	—
January 2009-December 2009	Natural Gasoline	24,000 (BBL)	Index	$86.42/bbl	1,193	—
January 2010-December 2010	Crude Oil	24,000 (BBL)	Index	$69.15/bbl	132	—
January 2010-December 2010	Crude Oil	36,000 (BBL)	Index	$72.25/bbl	300	—
January 2010-December 2010	Crude Oil	12,000 (BBL)	Index	$104.80/bbl	453	—
January 2010-December 2010	Natural Gasoline	12,000 (BBL)	Index	$94.14/bbl	584	—

					$5,092	$—

6.	For your interest rate risk, include a discussion and description of the instruments or positions omitted from your quantitative market risk disclosure information required by Item 305(a)(2).

The Partnership acknowledges the Staff’s comments and will in future filings provide the following information in a tabular format to include fair value and contract terms in the manner shown below:

We manage a portion of our interest rate risk with interest rate swaps, which reduce our exposure to changes in interest rates by converting variable interest rates to fixed interest rates. Pursuant to the terms of the interest rate swap agreement, we pay a fixed rate and receive an interest payment based on the three-month LIBOR + 200 basis points. The net difference to be paid or received under the interest rate swap agreement is settled quarterly and is recognized as an adjustment to interest expense.

At December 31, 2008, we are party to interest rate swap agreements with Royal Bank of Canada as shown below:
Interest Rate Swaps
As of December 31, 2008

				Interest
		Notional		Rate	Fair Value	Fair Value
		Amount	Interest Rate	We	Asset	Liability
Date of Swap	Maturity	(In Thousands)	We Pay	Receive	(In Thousands)	(In Thousands)

October 2008	October 2010	$40,000	LIBOR + 200 basis points	2.820%	$—	$812
January 2006	January 2010	$25,000	LIBOR + 200 basis points	3.400%	—	1,370
September 2007	September 2010	$25,000	LIBOR + 200 basis points	4.605%	—	542
December 2006	March 2010	$30,000	LIBOR + 200 basis points	4.765%	—	1,303
November 2006	December 2009	$40,000	LIBOR + 200 basis points	4.820%	—	1,335
March 2006	November 2010	$75,000	LIBOR + 200 basis points	5.250%	—	5,418

					$—	$10,780

7.	Provide summarized market risk information for the preceding year and the reasons for material quantitative changes in market risk exposures between these years. Refer to Item 305(a).

The Partnership acknowledges the Staff’s comments and will revise its disclosure in future filings as follows:

We are exposed to the impact of market fluctuations in the prices of natural gas, NGLs and condensate as a result of gathering, processing and sales activities. Our exposure to these fluctuations is primarily in the gas processing component of our business. Gathering and processing revenues are earned under various contractual arrangements with gas producers. Gathering revenues are generated through a combination of fixed-fee and index-related arrangements. Processing revenues are generated primarily through contracts which provide for processing on percent-of-liquids and percent-of-proceeds bases.
1. Percent-of-liquids contracts: Under these contracts, we receive a fee in the form of a percentage of the NGLs recovered, and the producer bears all the cost of the natural gas shrink. Therefore, our margins increase during periods of high NGL prices and decrease during periods of low NGL prices.
2. Percent-of-proceeds contracts: Under percent-of-proceeds contracts, we generally gather and process natural gas on behalf of producers, sell the resulting residue gas and NGLs at market prices and remit to producers an agreed upon percentage of the proceeds based on an index price. In other cases, instead of remitting cash payments to the producer, we deliver an agreed upon percentage of the residue gas and NGLs to the producer and sell the volumes we keep to third parties at market prices. Under these types of contracts, our revenues and gross margins increase as natural gas prices and NGL prices increase, and our revenues and gross margins decrease as natural gas prices and NGL prices decrease.
Market risk associated with gas processing margins by contract type, and gathering and transportation margins as a percent of total gross margin remained consistent as contract mix and volumes associated with the various contracts did not materially differ for the twelve-month periods ending December 31, 2008 and 2007.
The aggregate effect of a hypothetical $1.00/Mmbtu increase or decrease in the natural gas price index would result in an approximate annual gross margin change of $0.6 million. In addition, the aggregate effect of a hypothetical $10.00/Bbl increase or decrease in the crude oil price index would result in an approximate annual gross margin change of $1.4 million.
Prism Gas has entered into hedging transactions through 2010 to protect a portion of its commodity exposure from these contracts. These hedging arrangements are in the form of swaps for crude oil, natural gas and natural gasoline.
Consolidated Statements of Operations, page 73
8.	Please revise your statements of operations to include depreciation and amortization in costs of products sold, or reword the costs of products sold line item to clarify that depreciation and amortization is excluded. Refer to SAB Topic 11:B.

The Partnership acknowledges the Staff’s comments and will in future filings revise the “Cost of products sold” caption to read: “Cost of products sold (exclusive of depreciation and amortization shown separately below)”.
Notes to Consolidated Financial Statements
Note 11 — Investments in Unconsolidated Entities and Joint Ventures, page 89
9.	As required by Regulation S-X Rule 4-08(e)(2), disclose the amount of consolidated retained earnings which represents the undistributed earnings for your equity method investments.

10.	Describe any restrictions on the ability of your equity method investments to transfer funds to you in the form of dividends, loans or advances, and the amount of such restricted net assets as of the end of Fiscal Year 2008. Refer to Regulation S-X Rule 4-08(c)(3)(i)-(ii).

The Partnership acknowledges the Staff’s comments 9 and 10 and, in response to both comments, will in future filings include the following information relevant to the reporting period:

As of December 31, 2008 and 2007 the amount of the Partnership’s consolidated retained earnings that represents undistributed earnings related to the unconsolidated equity method investees is $27,208 and $15,711, respectively. There are no material restrictions to transfer funds in the form of dividends, loans or advances related to the equity method investees.

Note 14 — Related Party Transactions, page 93
11.	Your disclosure shows your related party revenues and cost of sales for each fiscal year, along with operating and general expenses. Expand your disclosures to more completely describe the nature of the relationship and a description of the transactions, as required by Statement of Financial Accounting Standards 57. In particular, address why you appear to have incurred a gross loss on products sold to related parties.

The Partnership acknowledges the Staff’s comment. The information provided in the tables included in Note 14 is a tabulation of the transactions with related parties that are included in the corresponding financial statement captions. The tables of information do not reflect a statement of profit and loss for related party transactions and no loss was incurred on products sold to related parties. The Partnership will in future filings revise the related party tables and narratives as set forth below:

Martin Resource Management owns 4,334,143 of the Partnership’s common units and 850,674 subordinated units collectively representing approximately 35.7% of the Partnership’s outstanding limited partnership units. The Partnership’s general partner is a wholly-owned subsidiary of Martin Resource Management. The Partnership’s general partner owns a 2.0% general partner interest in the Partnership and the Partnership’s incentive distribution rights. The Partnership’s general partner’s ability, as general partner, to manage and operate the Partnership, and Martin Resource Management’s ownership of approximately 35.7% of the Partnership’s outstanding limited partnership units, effectively gives Martin Resource Management the ability to veto some of the Partnership’s actions and to control the Partnership’s management.

The following is a description of the Partnership’s material related party transactions:
     Omnibus Agreement. The Partnerhsip and its general partner are parties to an omnibus agreement with Martin Resource Management that governs, among other things, potential competition and indemnification obligations among the parties to the agreement, related party transactions, the provision of general administration and support services by Martin Resource Management and the Partnership’s use of certain of Martin Resource Management’s trade names and trademarks. The omnibus agreement contains certain non-competition provisions applicable to Martin Resource Management as long as Martin Resource Management controls the Partnership’s general partner. Under the omnibus agreement, Martin Resource Management provides the Partnership with corporate staff and support services that are substantially identical in nature and quality to the services previously provided by Martin Resource Management in connection with its management and operation of the Partnership’s assets during the one-year period prior to the date of the agreement. The omnibus agreement requires the Partnership to reimburse Martin Resource Management for all direct expenses it incurs or payments it makes on the Partnership’s behalf or in connection with the operation of its business. There is no monetary limitation on the amount the Partnership is required to reimburse Martin Resource Management for direct expenses. In addition to the direct expenses, Martin Resource Management, is entitled to reimbursement for a portion of indirect general and administrative and corporate overhead expenses. Under the omnibus agreement, the Partnership is required to reimburse Martin Resource Management for indirect general and administrative and corporate overhead expenses. The amount of this reimbursement was capped at $2.0 million through November 1, 2007 when the cap expired. For the years ended December 31, 2008, 2007 and 2006, the conflicts committee of the Partnership’s general partner approved reimbursement amounts of $2.9, $1.5 and $1.5 million, respectively, reflecting the Partnership’s allocable share of such expenses. The conflicts committee will review and approve future adjustments in the reimbursement amount for indirect expenses, if any, annually. These indirect expenses cover all of the centralized corporate functions Martin Resource Management provides for the Partnership, such as accounting, treasury, clerical billing, information technology, administration of insurance, general office expenses and employee benefit plans and other general corporate overhead functions the Partnership shares with Martin Resource Management’s retained businesses. The provisions of the omnibus agreement regarding Martin Resource Management’s services will terminate if Martin Resource Management ceases to control the Partnership’s general partner. The omnibus agreement prohibits the Partnership from entering into any material agreement with Martin Resource Management without the prior approval of the conflicts committee of the Partnership’s general partner’s board of directors. For purposes of the omnibus agreement, the term material agreements means any agreement between the Partnership and Martin Resource Management that requires aggregate annual payments in excess of the then-applicable limitation on the reimbursable amount of indirect general and administrative expenses. Under the omnibus agreement, Martin Resource Management has granted the Partnership a nontransferable, nonexclusive, royalty-free right and license to use certain of its trade names and marks, as well as the trade names and marks used by some of its affiliates. The omnibus agreement may be amended by written agreement of the parties; provided, however that it may not be amended without the approval of the conflicts committee of the Partnership’s general partner if such amendment would adversely affect the Partnership’s unitholders. The omnibus agreement, other than the indemnification provisions and the provisions limiting the amount for which the Partnership will reimburse Martin Resource Management for general and administrative services performed on behalf of the Partnership, will terminate if the Partnership is no longer an affiliate of Martin Resource Management.
     Motor Carrier Agreement. The Partnership is a party to a motor carrier agreement effective January 1, 2006 with Martin Transport, Inc., a wholly owned subsidiary of Martin Resource Management through which Martin Resource Management operates its land transportation operations. This agreement replaced a prior agreement between the Partnership and Martin Transport, Inc. for land transportation services. Under the agreement, Martin Transport agreed to ship the Partnership’s NGL shipments as well as other liquid products. This agreement was amended in November 2006, January 2007, April 2007 and January 2008 to add additional point-to-point rates and to lower certain fuel and insurance surcharges being charged to the Partnership. The agreement has an initial term that expired in December 2007 but which automatically renewed through December 2008. This agreement will continue to automatically renew for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. The Partnership has the right to terminate this agreement at any time by providing 90 days prior notice. Under this agreement, Martin Transport transports the Partnership’s NGL shipments as well as other liquid products. The Partnership’s shipping rates were fixed for the first year of the agreement, subject to certain cost adjustments. These rates are subject to any adjustment to which the parties mutually agree or in accordance with a price index. Additionally, during the term of the agreement, shipping charges are also subject to fuel surcharges determined on a weekly basis in accordance with the U.S. Department of Energy’s national diesel price list. Under this Agreement, Martin Transport has indemnified the Partnership against all claims arising out of the negligence or willful misconduct of Martin Transport and its officers, employees, agents, representatives and subcontractors. The Partnership indemnified Martin Transport against all claims arising out of the negligence or willful misconduct of the Partnership and its officers, employees, agents, representatives and subcontractors. In the event a claim is the result of the joint negligence or misconduct of Martin Transport and the Partnership, indemnification obligations will be shared in proportion to each party’s allocable share of such joint negligence or misconduct.
     Marine Transportation Agreement. The Partnership is a party to a marine transportation agreement effective January 1, 2006, which was amended January 1, 2007, under which it provides marine transportation services to Martin Resource Management on a spot-contract basis at applicable market rates. This agreement replaced a prior agreement between the Partnership and Martin Resource Management covering marine transportation services which expired November 2005. Effective each January 1, this agreement automatically renews for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 60 days prior to the expiration of the then-applicable term. The fees the Partnership charges Martin Resource Management are based on applicable market rates.
     Product Storage Agreement. The Partnership is a party to a product storage agreement with Martin Resource Management under which it leases storage space at Martin Resource Management’s underground storage facility located in Arcadia, Louisiana. Effective each November 1, this agreement automatically renews for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. The Partnership’s per-unit cost under this agreement may be adjusted annually based on a price index. The Partnership indemnified Martin Resource Management from any damages resulting from the Partnership’s delivery of products that are contaminated or otherwise fail to conform to the product specifications established in the agreement, as well as any damages resulting from its transportation, storage, use or handling of products.

     Marine Fuel. The Partnership is a party to an agreement with Martin Resource Management under which Martin Resource Management provides it with marine fuel at its docks located in Mobile, Alabama, Theodore, Alabama, Pascagoula, Mississippi and Tampa, Florida. The Partnership agreed to purchase all of its marine fuel requirements that occur in the areas serviced by these docks under this agreement. Martin Resource Management provides fuel at an established margin above its cost on a spot-contract basis. This agreement had an initial term that expired in October 2005 and automatically renews for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. Effective January 1, 2006 a new agreement was entered into under which Martin Resource Management provides the Partnership with marine fuel from its locations in the Gulf of Mexico at a fixed rate over the Platt’s U.S. Gulf Coast Index for #2 Fuel Oil.
     Throughput Agreement. The Partnership is a party to an agreement under which Martin Resource Management agreed to provide it with sole access to and use of a NGL truck loading and unloading and pipeline distribution terminal located at Mont Belvieu, Texas. Effective each November 1, this agreement automatically renews for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. The Partnership’s throughput fee may be adjusted annually based on a price index.
     Purchaser Use Easement, Ingress-Egress Easement, and Utility Facilities Easement. The Partnership entered into a Purchaser Use Easement, Ingress-Egress Easement and Utility Facilities Easement with Martin Resource Management under which it has complete, non-exclusive access to, and use of, all marine terminal facilities, all loading and unloading facilities for vessels, barges and trucks and other common use facilities located at the Stanolind terminal. This easement has a perpetual duration. The Partnership did not incur any expenses, costs or other financial obligations under the easement. Martin Resource Management is obligated to maintain, and repair all common use areas and facilities located at this terminal. The Partnership shares the use of these common use areas and facilities only with Martin Resource Management who also have tanks located at the Stanolind facility.
     Terminal Services Agreements. The Partnership entered into terminal services agreements under which it provides terminalling services to Martin Resource Management. These agreements automatically renew on a month-to-month basis until either party terminates the agreements by giving written notice to the other party at least 60 days prior to the expiration of the then-applicable term. The per gallon throughput fee the Partnership charge under these agreements may be adjusted annually based on a price index.
     Specialty Terminal Services Agreement. The Partnership entered into an agreement under which Martin Resource Management provides certain specialty terminal services to it. Effective each November 1, this agreement automatically renews for consecutive one-year periods unless either party terminates the agreement by giving written notice to the other party at least 30 days prior to the expiration of the then-applicable term. The fees the Partnership charges under this agreement are adjusted annually based on a price index.

     Lubricants and Drilling Fluids Terminal Services Agreement. The Partnership is a party to a Lubricants and Drilling Fluids Terminal Services Agreement under which Martin Resource Management provides terminal services to the Partnership. Effective each January 1 this agreement, which was amended in July 2004, automatically renews for successive one-year terms until either party terminates the agreement by giving written notice to the other party at least 60 days prior to the end of the then-applicable term. The per gallon handling fee and the percentage of the Partnership’s commissions it is charged under this agreement may be adjusted annually based on a price index.
     Cross Terminalling Agreement. The Partnership is party to the Cross Terminalling Agreement under which it provides terminalling services to Cross Oil Refining & Marketing, Inc., an affiliate of Martin Resource Management. This agreement expired on October 27, 2008 and the Partnership entered into a new five-year agreement which expires October 31, 2013. The per gallon throughput fee the Partnership charges under this agreement may be adjusted during each year of the agreement.
     Sulfuric Acid Sales Agency Agreement. The Partnership is party to a Sulfuric Acid Sales Agency Agreement under which Martin Resource Management purchases and markets the sulfuric acid produced by the Partnership’s sulfuric acid production plant at Plainview, Texas, and which is not consumed by the Partnership’s internal operations. This agreement, which was amended and restated in August 2008, will remain in place until the Partnership terminates it by providing 180 days’ written notice. Under this agreement, the Partnership sells all of its excess sulfuric acid to Martin Resource Management. Martin Resource Management then markets such acid to third-parties and the Partnership shares in the profit of Martin Resource Management’s sales of the excess acid to such third-parties.
     Miscellaneous Agreements. From time to time the Partnership enters into other miscellaneous agreements with Martin Resource Management for the provision of other services or the purchase of other goods.
     Waskom Agreements. Prism Gas is a party to a product purchase agreement and a gas processing agreement with Waskom whereby Prism Gas purchases product from and supplies product to Waskom. These intercompany transactions totaled approximately $77.3 million for the year ended December 31, 2008. In addition, Prism Gas provides certain administrative services for Waskom pursuant to Waskom’s partnership agreement.
The tables below summarize the related party transactions that are included in the related financial statement captions on the face of the Partnership’s Consolidated Statements of Comprehensive Income. The revenues, costs and expenses reflected in these tables are tabulations of the related party transactions that are recorded in the corresponding caption of the consolidated financial statement and do not reflect a statement of profits and losses for related party transactions.

The impact of related party revenues from sales of products and services is reflected in the consolidated financial statement as follows:

	2008	2007	2006
Revenues:
Terminalling and storage	$18,362	$11,816	$8,926
Marine transportation	24,956	23,729	15,319
Product sales:
Natural gas services	4,024	3,206	1,303
Sulfur services	22,631	4,326	24
Terminalling and storage	49	45	59

	26,704	7,577	1,386

	$70,022	$43,122	$25,631

The impact of related party cost of products sold is reflected in the consolidated financial statement as follows:

Cost of products sold:
Natural gas services	$92,322	$62,686	$52,030
Sulfur services	13,282	13,992	11,913
Terminalling and storage	533	—	1

	$106,137	$76,678	$63,944

The impact of related party operating expenses is reflected in the consolidated financial statement as follows:

Operating expenses:
Marine transportation	$22,586	$20,891	$20,051
Natural gas services	1,625	1,538	1,560
Sulfur services	3,737	1,234	928
Terminalling and storage	9,713	5,328	3,931

	$37,661	$28,991	$26,470

The impact of related party selling, general and administrative expenses is reflected in the consolidated financial statement as follows:

Selling, general and administrative:
Natural gas services	$880	$927	$773
Sulfur services	2,508	1,770	1,714
Terminalling and storage	—	41	74
Indirect overhead allocation, net of reimbursement	2,896	1,351	1,305

	$6,284	$4,089	$3,866

12.	If deemed material, identify and state the amount of your related party transactions on the face of your financial statements under Regulation S-X Rule 4-08(k).

The Partnership acknowledges the Staff’s comment and will in future filings, if material, state the amount of its related party transactions on the face of its financial statements under Regulation S-X Rule 4-08(k). For example, on the face of the financial statements the amount of material related party transactions will be shown as follows:

Costs and expenses:
Cost of products sold:
Natural gas services ($92,322 from related parties)	$657,662	$495,641	$374,218
Sulfur services	313,142	97,577	75,165
Terminalling and storage	42,721	25,471	9,787

	$1,013,525	$618,689	$459,170

Note 16 — Commodity Cash Flow Hedges, page 96
13.	We note the $2.6 million loss classified into 2008 earnings. With regard to this item, tell us the following:
•	The facts and circumstances regarding these hedges and related transactions that led to a net loss on the combination of the hedging instrument and the hedge transaction,
The Partnership enters into various commodity derivative contracts to mitigate our exposure to commodity price fluctuations. In September 2008, two commodity swap agreements to hedge the risk of volatility in cash flows associated with forecasted sales did not pass our quarterly effectiveness test due to substantial crude oil price fluctuations during 2008. In October 2008, the Partnership elected not to redesignate these two agreements as hedges and instead began mark-to-market accounting with respect to these agreements. At that time, these were deferred losses in accumulated other comprehensive income (“AOCI”) of $2,043 and $355 related to these two agreements. In addition, the Partnership terminated three commodity swap agreements in December 2008. At termination, there was a deferred loss of $325 in AOCI for one of the three terminated agreements.
Paragraph 31 of FASB Statement No. 133 requires deferred losses to remain in AOCI until the period that the hedged transaction is realized or until it is determined that continued reporting of losses in AOCI would lead to recognizing a net loss on the combination of the hedging instrument and the hedge transaction in future periods. The Partnership performs a quarterly analysis to determine if the amounts in AOCI in combination with these other factors would result in such a loss in future periods.
Based on the Partnership’s analysis in December 2008, which consisted of (a) forecasting sales based on published futures prices (adjusted by the prior twelve months average differential between the index prices and our actual sales prices), less (b) the deferred losses in AOCI, and (c) forecasted cost of sales (calculated by using the last twelve months gross margin per unit of measurement depending on the contract), each of the above three commodity derivative contracts resulted in a net loss in future periods. Accordingly, the calculated loss of $2,608 was immediately reclassified into earnings.

•	How you evaluated the effectiveness of the hedge in the periods prior to the loss,
The Partnership relies on regression analysis for prospective hedge effectiveness testing. This test compares our invoice price for sales with the underlying price of the hedging derivative. Dollar offset ratios are used for retrospective testing. These ratios are calculated by dividing the cumulative economic results of the actual hedging derivative by the cumulative economic results of the hypothetical derivative. The hypothetical derivative is a swap that would settle on the basis of the difference between the Partnership’s sales prices and a fixed price, with all items corresponding to the design of the actual derivative.
•	How and where the reported loss was recorded in your financial statements, and
The $2,608 loss was recorded in Natural gas services revenue with the corresponding offset to AOCI.
•	The facts and circumstances regarding the deferred gains of $1,534 and deferred losses of $116 pertaining to these hedges that remain in AOCI.
The deferred gains of $1,534 relate to the two other commodity swap agreements that were terminated in December 2008. The commodity swap agreements have associated deferred gains reflected in AOCI of $642 and $892. Paragraph 31 of FASB 133 states that deferred gains are to remain in AOCI until the period in which the hedge would have settled unless it is probable that the forecasted transaction will not occur by the end of the originally specified period. Since the forecasted transactions are still probable of occurring within the originally specified periods, the gains will remain in AOCI until 2011, when we will begin recognizing the gains in earnings on a monthly basis.
The total deferred losses in AOCI related to the commodity derivative contracts as described above totaled $2,724 at September 30, 2008. After the calculated losses of $2,608, as described above, were recognized in earnings, a difference of $116 remains in AOCI which will be recognized in earnings as the related commodity contracts mature.
Compensation Discussion and Analysis, page 111
14.	We note that your CD&A omits substantially all of the disclosure required by Item 402(b) of Regulation S-K. Please either revise this section to include all the required information or provide us with the analysis you used to determine that you are not required to comply in full with this Item.

15.	You state that “Our allocation for the costs incurred by Martin Resource Management in providing compensation and benefits to its employees who serve as Named Executive Officers is...based upon estimates of the relative amounts of time that these employees devote to the business and affairs of our general partner and to the business and affairs of Martin Resource Management. We bear substantially less than a majority of Martin Resource Management’s costs of providing compensation and benefits to the Named Executive Officers.” Explain in greater detail how the allocation process works. For each NEO, state what percentage of their time is actually spent working on partnership matters, as well as the corresponding compensation they earn for that work.

16.	We note that Martin Resource Management uses “market data” and “relevant compensation surveys” as a reference when setting compensation levels and compensation program elements. Please describe in detail the “market data” and “relevant compensation surveys” that were used.
The Partnership acknowledges the Staff’s comments 14, 15 and 16 and will in future filings revise its CD&A as set forth in the form attached hereto as Exhibit A. The rest of the disclosure in Item 11 (including the Summary Compensation Table) will remain unchanged.
Index to Exhibits, page 129
17.	Exhibit 10.1 has been incorporated by reference to Exhibit 10.1 of the Partnership’s Current Report on Form 8-K, filed November 11, 2004. This 8-K does not appear in EDGAR. Please provide the correct reference.

The Partnership acknowledges the Staff’s comment and will in future filings revise its filings to reflect the correct Exhibit 10.1 reference as follows:

Amended and Restated Credit Agreement, dated October 29, 2004, among the Partnership, the Operating Partnership, Royal Bank of Canada and the other Lenders set forth therein (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K, filed November 2, 2004, and incorporated herein by reference).
Exhibits 31.1 and 31.2
18.	We note that the title of the certification required by Exchange Act Rule 13a-14(a) does not conform to the exact wording required by Regulation S-K Item 601(b)(31). In future filings, the exhibits’ title should be revised as “certifications”.

The Partnership acknowledges the Staff’s comment and will in future filings revise its disclosure accordingly.
Form 10-Q for the Quarter Ended June 30, 2009
Consolidated Statement of Operations, page 3
19.	We note the other operating income reported due to the sale of the Mont Belvieu facility. Tell us how you determined that this asset group was not a component of an entity, which would be subject to the reporting requirements of Statement of Financial Accounting Standards 144, paragraphs 41-44.

The sale of the Mont Belivieu rail rack for $23.1 million consists of approximately 98% new construction (consisting of two phases, with the second phase still in progress at June 30, 2009) and minor existing assets with a carrying value of approximately $452,000. When considering the reporting requirements of SFAS No. 144, paragraphs 41-44, we considered whether or not this rail rack comprised a component of an entity (group of assets) as defined in paragraphs 4 and 41 of SFAS No. 144 and the materiality of the assets and historical operations and cash flows to the overall financial statements. The net book value of these assets and their historical revenues and operating income were immaterial in all respects. The assets under construction, which represent substantially all of the assets sold, had never been in operation, and therefore, no historical cash flows or operations have been reported in prior periods with respect to the substantial majority of disposed assets. Therefore, we believe these assets under construction do not meet the definition of a component of an entity.

In future filings, the Partnership will revise Footnote 15, which was originally included in the June 30, 2009 Form 10-Q, to read as follows:

On April 30, 2009, the Partnership sold certain assets comprising the Mont Belvieu railcar unloading facility, which yielded net proceeds from the sale in the amount of $19,610. The assets sold related to 20 railcar spaces and Phase I of a newly constructed major expansion that had not been placed in operation. This disposition of the expansion assets was separated into two phases because of the contractual requirement to complete the two phases of construction in progress prior to final closing of the transaction. The disposition related to Phase I, which was completed in April 2009, was comprised of property, plant and equipment and allocated goodwill included in the Partnership’s terminalling segment with an aggregate carrying value of $14,329. This transaction yielded a gain on the sale of property, plant, and equipment in the amount of $5,281, a portion which was deferred in the amount of $200 for expected future warranty costs associated with the sale. The gain is included in “other operating income” in the consolidated statement of operations. As of June 30, 2009, the remaining portion of the property, plant and equipment in Phase II is under construction and the Partnership is expected to make additional expenditures which will increase the carrying value of the disposed assets by approximately $1,320. The current balance related to Phase II construction is $680 and is included in “other assets” in the consolidated balance sheet. The Partnership will receive an additional $2,750 upon completion of the construction project. The Partnership expects to recognize a gain in the amount of approximately $750 during the third quarter of 2009. Additionally, the Partnership expects to receive payments of $375 in April 2010 and April 2012, respectively, which represent payments from an indemnity escrow resulting from the sale. The Partnership expects to record these amounts as gains in each respective quarter. The Partnership paid down the outstanding revolving loans under its credit facility with the net cash proceeds from this sale of assets. The amount paid down is available for future borrowings under the revolving credit facility.
In connection with the above, the Partnership acknowledges the following:
•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *
          If you have any questions or comments regarding this letter, please contact our outside legal counsel, Chad Burkhardt of Baker Botts L.L.P., at (214) 953-6420 or Robert D. Bondurant, our Chief Financial Officer, at (903) 983-6200.
Martin Midstream Partners L.P.
cc:	Ms. Sandra Eisen Mr. Chris White Mr. Parker Morrill Ms. Anne Nguyen Parker

Exhibit A
Compensation Discussion and Analysis
Background
          We are required to provide information regarding the compensation program in place as of December 31, 2008, for the CEO, CFO and the three other most highly-compensated executive officers of our general partner as reflected in the summary compensation table set forth below (the “Named Executive Officers”). This section should be read in conjunction with the detailed tables and narrative descriptions regarding compensation below.
          We are a master limited partnership and have no employees. We are managed by the executive officers of our general partner. These executive officers are employed by Martin Resource Management, a private corporation that has significant operations that are separate from ours. The executive officers of our general partner are also the executive officers of Martin Resource Management and devote significant time to the management of Martin Resource Management’s operations. We reimburse Martin Resource Management for a portion of the indirect general and administrative expenses, including compensation expense relating to the service of these individuals that are allocated to us pursuant to the omnibus agreement. Under the omnibus agreement, we are required to reimburse Martin Resource Management for indirect general and administrative and corporate overhead expenses. The amount of this reimbursement was capped at $2.0 million through November 1, 2007 when the cap expired. For the years ended December 31, 2008, 2007 and 2006, the conflicts committee of our general partner approved reimbursement amounts of $2.9, $1.5 and $1.5 million, respectively, reflecting our allocable share of such expenses. Please see “Item 13. Certain Relationships and Related Transactions — Agreements — Omnibus Agreement” for a discussion of the omnibus agreement.
Compensation Objectives
          As we do not directly compensate the executive officers of our general partner, we do not have any set compensation programs. The elements of Martin Resource Management’s compensation program discussed below, along with Martin Resource Management’s other rewards, are intended to provide a total rewards package designed to yield competitive total cash compensation, drive performance and reward contributions in support of the businesses of Martin Resource Management and other Martin Resource Management affiliates, including us, for which the Named Executive Officers perform services. Although we bear an allocated portion of Martin Resource Management’s costs of providing compensation and benefits to the Named Executive Officers, we do not have control over such costs and do not establish or direct the compensation policies or practices of Martin Resource Management. During 2008, Martin Resource Management paid compensation based on the performance of Martin Resource Management but did not set any specific performance-based criteria and did not have any other specific performance-based objectives.
Elements of Compensation
          Martin Resource Management’s executive officer compensation package includes a combination of annual cash, long-term incentive compensation and other compensation. Elements of compensation which to the Named Executive Officers may be eligible to receive from Martin Resource Management consist of the following: (1) annual base salary; (2) discretionary annual cash awards; (3) awards pursuant to Martin Resource Management employee benefit plans; and (4) where appropriate, other compensation, including limited perquisites.
          Annual Base Salary. Base salary is intended to provide fixed compensation to the Named Executive Officers for their performance of core duties with respect to Martin Resource Management and its affiliates, including us, and to compensate for experience levels, scope of responsibility and future potential. Base salaries are not intended to compensate individuals for extraordinary performance or for above average company performance. The base salaries of the Named Executive Officers are reviewed on an annual basis, as well as at the time of promotion and other changes in responsibilities or market conditions.

          Discretionary Annual Cash Awards. In addition to the annual base salary, the Named Executive Officers may be eligible to receive discretionary annual cash awards that, if awarded, are paid in a lump sum near the end of the fiscal year. These cash awards are designed to provide the Named Executive Officers with competitive incentives to help drive performance and promote achievement of Martin Resource Management’s business objectives. Named Executive Officers may also be eligible to receive a cash award based upon their services provided to us in the event that any such Named Executive Officer has devoted a significant amount of their time working for us. Any such award is determined in accordance with the same methodologies as the discretionary annual cash awards for Martin Resource Management described below.
          Employee Benefit Plan Awards. The Named Executive Officers may be eligible to receive awards pursuant to Martin Midstream Partners L.P. Long-Term Incentive Plan and Martin Resource Management employee benefit plans. These employee benefit plan awards are designed to reward the performance of the Named Executive Officers by providing annual inventive opportunities tied to the annual performance of Martin Resource Management. In particular, these awards are provided to the Named Executive Officers in order to provide competitive incentives to these executives who can significantly impact performance and promote achievement of the business objectives of Martin Resource Management.
          Other Compensation. Martin Resource Management generally does not pay for perquisites for any of the Named Executive Officers, other than general recreational activities at certain Martin Resource Management’s properties located in Texas, car allowances and use of Martin Resource Management vehicles, including aircraft. No perquisites are paid for services rendered to us. Martin Resource Management provides an executive life insurance policy and long term disability policy for the Named Executive Officers with the annual premiums being paid by Martin Resource Management. Martin Resource Management does not provide any greater allocation toward employee health insurance premiums than is provided for all other employees covered on the health benefits plan.
Compensation Methodology
          The compensation policies and philosophy of Martin Resource Management govern the types and amount of compensation granted to each of the Named Executive Officers. The board of directors and conflicts committee of our general partner do have responsibility for evaluating and determining the reasonableness of the total amount we are charged under the omnibus agreement for managerial, administrative and operational support, including compensation of the Named Executive Officers, provided by Martin Resource Management.
          Our allocation for the costs incurred by Martin Resource Management in providing compensation and benefits to its employees who serve as the Named Executive Officers is governed by the omnibus agreement. In general, this allocation is based upon estimates of the relative amounts of time that these employees devote to the business and affairs of our general partner and to the business and affairs of Martin Resource Management. We bear substantially less than a majority of Martin Resource Management’s costs of providing compensation and benefits to the Named Executive Officers.
          When setting compensation for the Named Executive Officers, the elements of compensation above are considered holistically to provide an appropriate combination of compensation. Annual base salaries are determined by the compensation committee of Martin Resource Management following an individual performance review of each Named Executive Officer. Further, Martin Resource Management normally reviews market data and relevant compensation surveys when setting base compensation and, when appropriate, engages compensation consultants. Except in the case of an exceptional amount of time devoted to us, discretionary annual cash awards are based on the performance of Martin Resource Management. Annual discretionary cash awards, if any, are calculated first by allocating a portion of Martin Resource Management’s earnings as determined by Martin Resource Management’s compensation committee for distribution to key employees of Martin Resource Management. Upon such allocation, Mr. Ruben Martin, the Chief Executive Officer of Martin Resource Management, determines the allocation and distribution of the bonus pool among such employees, including the Named Executive Officers. With respect to employee benefit plan awards, Mr. Martin makes a recommendation to the compensation committee of Martin Resource Management as to whether such awards should be awarded to any employees. Any such employee plan awards are then approved by the compensation committee and distributed to the employees, including Named Executive Officers, accordingly.

          Any awards granted under our long-term incentive plan, which to date have consisted only of the grant of restricted common units to the independent directors of our general partner, are approved by the compensation committee. Other than the restricted units granted to directors, we do not anticipate that we will grant any awards under our long-term incentive plan to employees of Martin Resource Management at this time.
          The Named Executive Officers who serve on the compensation committee of Martin Resource Management play a role in setting the compensation as base salaries, discretionary annual cash awards and employee benefit awards are set by that committee. Current members of the Martin Resource Management Compensation Committee are Mr. Ruben Martin, Chief Executive Officer, Mr. Robert Bondurant, Chief Financial Officer, Mr. Donald Neumeyer, Chief Operating Officer, Mr. Wesley Skelton, Chief Administrative Officer and Mrs. Melanie Mathews, Vice President-Human Resources. Further, as is explained above, Mr. Martin, as Chief Executive Officer, also has significant authority in setting base salaries, discretionary annual cash award allocations and amounts and employee benefit award distributions.
Determination of 2008 Compensation Amounts
          With respect to compensation objectives and decisions regarding the Named Executive Officers during 2008, Martin Resource Management took note of market data for determining relevant compensation levels and compensation program elements through the review of and, in certain cases, participation in, various relevant compensation surveys. Martin Resource Management analyzed the compensation of similarly situated employees of the general partners or sponsors of Amerigas Partners LP, Atlas Pipeline Partners LP, Boardwalk Pipeline Partners LP, Buckeye GP Holdings L.P., Calumet Specialty Products Partners, Copano Energy L.L.C., Crosstex Energy LP, DCP Midstream LP, Ferrell Gas Partners LP, Genesis Energy LP, Global Partners LP, Hiland Partners LP, Inergy LP, Magellan Midstream Partners LP, Markwest Energy Partners LP, Oneok Partners LP, Regency Energy Partners LP, Star Gas Partners LP and Suburban Propane Partners LP. In addition, Martin Resource Management engaged the services of the internationally recognized Hay Group in analyzing compensation for its executive officers, including the Named Executive Officers. However, Martin Resource Management does not “benchmark” its compensation packages, and the ultimate determination of any compensation is subject to the discretion of Martin Resource Management’s compensation committee, and ultimately, its Chief Executive Officer.
          During 2008, elements of all compensation paid to the Named Executive Officers by Martin Resource Management consisted of the following: (1) annual base salary; (2) discretionary annual cash awards; (3) awards pursuant to Martin Resource Management employee benefit plans; and (4) other compensation, including limited perquisites. With respect to the Named Executive Officers, they were paid an allocated portion of their base salaries and in one case, a cash award, based upon their service to us.
          Annual Base Salary. Annual base salaries paid to the Named Executive Officers which are allocable to us are reflected in the summary compensation table below. Based on the estimated time spent managing our affairs, our general partner and Martin Resource Management agreed that 15%, 15%, 15%, 60%, 85% and 30%, respectively, of the 2008 base salaries of Mr. Ruben Martin, the President and Chief Executive Officer of our general partner, Mr. Robert Bondurant, an Executive Vice President and Chief Financial Officer of our general partner, Mr. Donald Neumeyer, an Executive Vice President and Chief Operating Officer of our general partner, Mr. Wesley Skelton, an Executive Vice President, Controller and Chief Administrative Officer of our general partner, Mr. Randall Tauscher, an Executive Vice President of our general partner and Mr. Chris Booth, the Vice President, General Counsel and Secretary of our general partner, would be allocated to us. Annual base salaries for the Named Executive Officers were not increased in 2008. Discrepancies in 2007 and 2008 base salaries are a result of fluctuation in allocable time spent on our affairs.
          Discretionary Annual Cash Awards. Discretionary annual cash awards paid to the Named Executive Officers which are allocable to us are reflected in the summary compensation table below. A discretionary annual cash award was granted by Martin Resource Management to Mr. Tauscher based upon the substantial amount of time he devoted to us in 2008. This was the only such award granted in 2008.
          Employee Benefit Plan Awards and Other Compensation. No employee benefit plan awards or other compensation were granted to the Named Executive Officers in 2008 based upon their service to us.

Martin Midstream Partners L.P. Long-Term Incentive Plan
          Our general partner has adopted the Martin Midstream Partners L.P. Long-Term Incentive Plan for employees and directors of our general partner and its affiliates who perform services for us. The long-term incentive plan was amended in January 2006 to clarify the Partnership’s ability to grant restricted common units under the long-term incentive plan and to remove provisions relating to grants of distribution equivalent rights and phantom units.
          The long-term incentive plan consists of two components, restricted units and unit options. The long-term incentive plan currently permits the grant of awards covering an aggregate of 725,000 common units, 241,667 of which may be awarded in the form of restricted units and 483,333 of which may be awarded in the form of unit options. The plan is administered by the compensation committee of our general partner’s board of directors.
          Our general partner’s board of directors or the compensation committee, in their discretion, may terminate or amend the long-term incentive plan at any time with respect to any units for which a grant has not yet been made. Our general partner’s board of directors or the compensation committee also have the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be reserved for issuance under the plan subject to any applicable unitholder approval. However, no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.
          Restricted Units. A restricted unit is a unit that is granted to grantees with certain vesting restrictions. Once these restrictions lapse, the grantee is entitled to full ownership of the unit without restrictions. A phantom unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit, or in the discretion of the compensation committee, cash equivalent to the value of a common unit. The compensation committee may determine to make grants under the plan to employees and directors containing such terms as the compensation committee shall determine under the plan. The compensation committee will determine the period over which restricted units or phantom units granted to employees and directors will vest. The committee may base its determination upon the achievement of specified financial objectives. In addition, the restricted units or phantom units will vest upon a change of control of us, our general partner or Martin Resource Management or if our general partner ceases to be an affiliate of Martin Resource Management.
          If a grantee’s employment or membership on the board of directors terminates for any reason, the grantee’s restricted units or phantom units will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise. Common units to be delivered upon the vesting of restricted units or phantom units may be common units acquired by our general partner in the open market, common units already owned by our general partner, common units acquired by our general partner directly from us or any affiliate of our general partner or any combination of the foregoing. Our general partner will be entitled to reimbursement by us for the cost incurred in acquiring common units. If we issue new common units upon vesting of the restricted units or phantom units, the total number of common units outstanding will increase.
          We intend the issuance of the common units upon vesting of the restricted units or phantom units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.
          On May 5, 2008, we issued 1,000 restricted common units to each of our three independent, non-employee, directors under our long-term incentive plan. These restricted common units vest in equal installments of 250 units on January 24, 2009, 2010, 2011 and 2012, respectively. On May 3, 2007, we issued 1,000 restricted common units to each of our three independent, non-employee, directors under our long-term incentive plan. These restricted common units vest in equal installments of 250 units on January 24, 2008, 2009, 2010 and 2011, respectively. On January 24, 2006, we issued 1,000 restricted common units to each of our three independent directors. These restricted common units vest in equal installments of 250 units on each of the four anniversaries following the grant date. The 2008 equity-based awards under our long-term incentive plan given to our independent directors were approved by the compensation committee.

          Unit Options. The long-term incentive plan currently permits the grant of options covering common units. As of March 4, 2009, we have not granted any common unit options to directors or employees of our general partner, or its affiliates. In the future, the compensation committee may determine to make grants under the plan to employees and directors containing such terms as the committee shall determine. Unit options will have an exercise price that, in the discretion of the committee, may not be less than the fair market value of the units on the date of grant. In general, unit options granted will become exercisable over a period determined by the compensation committee. In addition, the unit options will become exercisable upon a change in control of us, our general partner, Martin Resource Management or if our general partner ceases to be an affiliate of Martin Resource Management or upon the achievement of specified financial objectives.
          Upon exercise of a unit option, our general partner will acquire common units in the open market or directly from us or any affiliate of our general partner or use common units already owned by our general partner, or any combination of the foregoing. Our general partner will be entitled to reimbursement by us for the difference between the cost incurred by our general partner in acquiring these common units and the proceeds received by our general partner from an optionee at the time of exercise. Thus, the cost of the unit options will be borne by us. If we issue new common units upon exercise of the unit options, the total number of common units outstanding will increase, and our general partner will pay us the proceeds it received from the optionee.
Martin Resource Management Employee Benefit Plans
          Martin Resource Management has employee benefit plans for its employees who perform services for us. The following summary of these plans is not complete but outlines the material provisions of these plans.
          Martin Resource Management Purchase Plan for Units of Martin Midstream Partners L.P. Martin Resource Management maintains a purchase plan for our Units to provide employees of Martin Resource Management and its affiliates who perform services for us the opportunity to acquire an equity interest in us through the purchase of our common units. Each individual employed by Martin Resource Management or an affiliate of Martin Resource Management that provides services to us is eligible to participate in the purchase plan. Enrollment in the purchase plan by an eligible employee will constitute a grant by Martin Resource Management to the employee of the right to purchase common units under the purchase plan. The right to purchase common units granted by the Company under the purchase plan is for the term of a purchase period.
          During each purchase period, each participating employee may elect to make contributions to his bookkeeping account each pay period in an amount not less than one percent of his compensation and not more than fifteen percent of his compensation. The rate of contribution shall be designated by the employee at the time of enrollment. On each purchase date (the last day of such purchase period), Units will be purchased for each participating employee at the fair market value of such Units. The fair market value of the Units to be purchased during such purchase period shall mean the closing sales price of a Unit on the purchase date.
          Martin Resource Management Employee Stock Ownership Plan. Martin Resource Management maintains an employee stock ownership plan that covers employees who satisfy certain minimum age and service requirements. This employee stock ownership plan is referred to as the “ESOP.” Under the terms of the ESOP, Martin Resource Management has the discretion to make contributions in an amount determined by its board of directors. Those contributions are allocated under the terms of the ESOP and invested primarily in the common stock of Martin Resource Management. Participants in the ESOP become 100% vested upon completing three years of vesting service or upon their attainment of age 65, permanent disability or death during employment. Any forfeitures of non-vested accounts are allocated to the accounts of employed participants. Except for rollover contributions, participants are not permitted to make contributions to the ESOP.
          Martin Resource Management Profit Sharing Plan. Martin Resource Management maintains a profit sharing plan that covers employees who satisfy certain minimum age and service requirements. This profit sharing plan is referred to as the “401(k) Plan.” Eligible employees may elect to participate in the 401(k) Plan by electing pre-tax contributions up to 30% of their regular compensation and/or a portion of their discretionary bonuses. Matching contributions are made to the 401(k) Plan equal to 100% of the first 3% of eligible compensation, and 50% of the next 2% of eligible compensation. Martin Resource Management may make annual discretionary profit sharing contributions in an amount at the plan year end as determined by the board of directors of Martin Resource

Management. Participants in the 401(k) Plan become 100% vested in matching contributions immediately and become vested in the discretionary contributions made for them upon completing five years of vesting service or upon their attainment of age 65, permanent disability or death during employment.
          Martin Resource Management Phantom Stock Plan. Under Martin Resource Management’s phantom stock plan, phantom stock units granted thereunder have a ten year life and are non-transferable. Each recipient may exercise an election to receive either
•	an equivalent number of shares of Martin Resource Management, or

•	cash based on the latest valuation of the shares of common stock of Martin Resource Management held by the ESOP.
          Any common stock of Martin Resource Management received under this phantom stock plan cannot be pledged or encumbered. The recipient must sign an agreement waiving any voting rights with respect to shares received under this plan. Cash elections are paid in five equal annual installments. A put option, exercisable at the then fair market value of the common stock, is exercisable by the employee in the event Martin Resource Management is sold prior to an employee’s election to receive common stock or cash.
          Martin Resource Management Non-Qualified Option Plan. In September 1999, Martin Resource Management adopted a stock option plan designed to retain and attract qualified management personnel, directors and consultants. Under the plan, Martin Resource Management is authorized to issue to qualifying parties from time to time options to purchase up to 2,000 shares of its common stock with terms not to exceed ten years from the date of grant and at exercise prices generally not less than fair market value on the date of grant. In November 2007, Martin Resource Management adopted an additional stock option plan designed to retain and attract qualified management personnel, directors and consultants.